Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC
$200,000,000
First Mortgage Bonds,
4.95% Series due January 15, 2045
Final Terms and Conditions
March 7, 2016

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 7, 2016

Settlement Date (T+3):	March 10, 2016

Principal Amount:	$200,000,000, which will be part of the same series of First Mortgage Bonds issued on November 21, 2014 in the amount of $250,000,000

Interest Rate:	4.95%

Interest Payment Dates:	January 15 and July 15 of each year

First Interest Payment Date:	July 15, 2016

Final Maturity Date:	January 15, 2045

Optional Redemption Terms:	Make-whole call at any time prior to January 15, 2025 at a discount rate of Treasury plus 30 bps and, thereafter, at par

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on November 21, 2014 under U.S. Treasury regulations.

Benchmark Treasury:	3.00% due November 15, 2045

Spread to Benchmark Treasury:	244 bps

Benchmark Treasury Price:	10528+

Benchmark Treasury Yield:	2.710%

Re-offer Yield:	5.150%

Issue Price to Public:	97.006% per bond (plus accrued interest from and including January 15, 2016 to and excluding the Settlement Date (such accrued interest totaling $1,512,500))

Net Proceeds Before Expenses:	$192,262,000 (exclusive of accrued interest from and including January 15, 2016 to and excluding the Settlement Date (such accrued interest totaling $1,512,500))

Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC

CUSIP / ISIN:	29364W AV0 / US29364WAV00

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) Mizuho Securities USA Inc. toll free at 1-866-271-7403 or (iv) Wells Fargo Securities, LLC toll free at 1-800-645-3751.